Albemarle Acquisition of Rockwood
July 15, 2014
A Compelling Combination to Accelerate Albemarle’s Growth
Filed by Albemarle Corporation
(Commission File No.: 1-12658)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Rockwood Holdings, Inc.
(Commission File No: 1-32609)

Forward Looking Statements
Some of the information presented in this document and discussions that follow, including, without limitation, statements with respect to the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, product development, changes in productivity, market trends, price, expected growth and earnings, cash flow generation, costs and cost synergies, portfolio diversification, economic trends, outlook and all other information relating to matters that are not historical facts may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There can be no assurance that actual results will not differ materially. Factors that could cause actual results to differ materially include, without limitation: the receipt and timing of necessary regulatory approvals; the ability to finance the transaction; the ability to successfully operate and integrate Rockwood’s operations and realize estimated synergies; changes in economic and business conditions; changes in financial and operating performance of our major customers and industries and markets served by us; the timing of orders received from customers; the gain or loss of significant customers; competition from other manufacturers; changes in the demand for our products; limitations or prohibitions on the manufacture and sale of our products;
availability of raw materials; changes in the cost of raw materials and energy; changes in our markets in general; changes in laws and government regulation impacting our operations or our products; the occurrence of claims or litigation; the occurrence of natural disasters;
political unrest affecting the global economy; political instability affecting our manufacturing operations or joint ventures; changes in accounting standards; changes in the jurisdictional mix of our earnings and changes in tax laws and rates; volatility and substantial uncertainties in the debt and equity markets; technology or intellectual property infringement; decisions we may make in the future; and the other factors detailed from time to time in the reports we file with the SEC, including those described under "Risk Factors" in our Annual Report on Form 10-K and our
Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Information with respect to Rockwood, including non-GAAP information is taken or derived from Rockwood's public filings and management estimates and we take no responsibility for the accuracy or completeness of such information. It should be noted that this presentation contains certain financial measures, including Net Sales, and Segment Income, that are not required by, or presented in accordance with, accounting principles generally accepted in the United States, or GAAP. These measures are presented here to provide additional useful measurements to review our operations, provide transparency to investors and enable period-to-period comparability of financial performance. A description of non-GAAP financial measures that we use to evaluate our operations and financial performance, and reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated and reported in accordance with GAAP, can be found in the Investors section of our website at www.albemarle.com, under “Non-GAAP Reconciliations” under “Financials.”

Speakers on Today’s Call

Robert Zatta Scott Tozier
Chief Executive Officer and
Chief Financial Officer,
Rockwood Holdings
Senior Vice President and
Chief Financial Officer,
Albemarle Corporation
Luke Kissam
President and Chief
Executive Officer,
Albemarle Corporation

Luke Kissam President and Chief Executive Officer Albemarle Corporation

A Compelling Transaction

• Creates industry leader across four attractive growth markets
• Accelerates growth and further enhances margins
• Diversifies portfolio across end markets and geographies
• Provides substantial synergy opportunity
• Generates significant free cash flow to reduce leverage rapidly
Delivers predictable earnings growth to drive value creation
»
Lithium
»
Catalysts
»
Bromine
»
Surface Treatment

Transaction Overview

Key Terms
• $6.2 billion equity value
• $50.65 in cash and 0.4803 of a share of Albemarle stock per Rockwood share
• ~60% cash / ~40% stock
• $85.53 per Rockwood share, a 13% premium to closing price on July 14
• ~70% Albemarle shareholders and ~30% Rockwood shareholders
Financial Impact
• Accretive to cash EPS in year one and adjusted EPS in year two
• Substantially accretive to EPS thereafter
• Approximately $100 million cost synergies
• $500 million+ annual free cash flow
Governance
• Luke Kissam to lead combined company as president and CEO
• Jim Nokes to continue as Non-Executive Chairman
• 11 member Board: 8 Albemarle directors and 3 Rockwood directors
Financing
• Committed financing in place
• Expect to maintain investment grade rating
Closing
Conditions
• Closing expected in Q1 of 2015
• Subject to shareholder and regulatory approvals

SQM	FMC	Chemtura	ICL	BASF The Chemical Company	GRACE	Henkel	PPG

ALBEMARLE®

#2
$770
$174
23%
Surface Treatment

Global
Ranking
2013A
Revenue
EBITDA
(1)
% Margin
(1)
Key
Competitors
Leadership Across Four Highly Attractive Growth Segments
Lithium
#1
$479
$182
38%
Growth
2.0x – 3.0x
GDP
Refinery & Polyolefin
Catalysts
(2)
#1/2
1.0x – 2.0x
GDP
Bromine
(2)
#1/2
1.0x – 1.5x
GDP
1.0x – 2.0x
GDP
Characteristics
• Mineral extraction and processing businesses
• Low cost position on global cost curve
• Vertically integrated
• High demand growth
• Technology driven
• Critical customer service
• Ability to differentiate offering
• Strong free cash flow
$1,002
$267
27%
$1,392
$361
26%
Source: Company information.
Note: USD in MM.
(1)    EBITDA & EBITDA margin calculated before corporate overhead expenses
(2) Excludes the impact of rare earth and the recently announced proposed divesture of Albemarle’s antioxidant, ibuprofen and propofol businesses and assets

Source: Company filings.
(1) Not adjusted for divestiture of Antioxidants , Ibuprofen, and propofol businesses announced in April 2014.
(2) Excludes discontinued operations.
Increased Diversity Across End Markets and Geographies
Geography
End Markets
Albemarle
(1)
Rockwood
(2)
Combined
(1)
Americas
EMEA
Asia ROW
Aerospace/Utilities
Automobile
Chemicals/Plastics
Construction
Electronics
Pharma/Life Sciences Metal Treatment
Other Refining/Oilfield
46%
31%
22%
21%
53%
16%
10%
37%
39%
20%
4%
33%
22%
12%
11%
9%
5%
4%
2%
2%
8%
5%
9%
25%
1%
14%
30%
8%
21%
18%
9%
10%
6%
12%
3%
6%
3%
11%
Agriculture/Food Safety

Attractive Growth Opportunities Across Businesses
• Lithium – Efficient Energy Storage
• Bromine – Leveraging New Applications
• Catalysts – Energy Demand & Improving Environmental Standards
• Surface Treatment – Differentiated Customer Service and Innovation

» Consumer electronics
» Automotive
» Stationary batteries
» Digital technology
» Offshore deep water drilling
» Mercury control emission reduction
» Fuel consumption in developing economies
» Clean air/clean fuel mandates
» Increasingly complex crude slates
» Automotive and components
» Aerospace industries
» General industry

Robert Zatta Chief Executive Officer & Chief Financial Officer Rockwood Holdings

Rockwood Today: Pure Play On Lithium & Surface Treatment

Strategic Transformation
Rockwood
Early 2013
Exited Non-Core
Businesses
Continued Investments in
Core Businesses
2014
CeramTec
Clay-based
Additives
Pigments
(Pending)
Talison Lithium
(Acquired 49%)
Today, Rockwood is
focused on two high
quality businesses:
Lithium and Surface
Treatment
Both are high margin,
high growth and #1 or #2
in their industries
Increased Ownership
in China & India JVs
Rockwood has strategically transformed into a pure play
lithium / surface treatment business

Albemarle and Rockwood are an Excellent Fit
• Similar Business Profile
» Focused portfolio of high quality businesses
» Strong #1 / #2 positions in high growth markets
» High margin businesses
• Synergistic Manufacturing Processes
» Advanced extraction and processing technologies in both Lithium and Bromine
» Market-leading technologies and record of innovation
• Complementary Cultures
» Shared values and focus on innovation
» High standards for performance and execution
• Attractive Opportunity
» Opportunity to participate in significant upside of combined company

Scott Tozier Senior Vice President and Chief Financial Officer Albemarle Corporation

Significant Financial Benefits

Improved
Revenue
Growth
• Consistent, predictable growth significantly above GDP
Earnings
Accretive
• Accretive to cash EPS in year one and adjusted EPS in year two
• Substantially accretive thereafter
Strong Free
Cash Flow
• Focus on rapid deleveraging in near term
• Expect to maintain current annualized dividend of $1.10 per share
Industry-
leading
Margins
• Pro-forma EBITDA margins of 25%+

Rockwood Pro-Forma Adjustments

2014E Pro-Forma EBITDA Pro-Forma Cash & Net Debt
Reported Net
Debt:
($166MM)
Adjusted Net
Debt:
($653MM)
Source: Company filings and Wall Street Estimates.
Note: USD in MM.
Closed on
May 28
th
,
2014
Closing
Expected by
September
2014
~$350
~$50
$100
$490
$200
$250
$300
$350
$400
$450
$500
Base EBITDA
(Consensus)
Talison JV Run rate
Synergies (PF)
Pro -forma
EBITDA
$1,461
($513)
$1,000
$1,947
$500
$1,000
$1,500
$2,000
$2,500
3/31/2014 Cash
and Equivalents
Cash Contribution
to Talison JV
Cash From TiO2
and Other
Businesses Sale to
Huntsman
Pro -forma Cash
EBITDA of
Lithium and
Surface
Treatment
Businesses
(excludes
businesses
to be sold to
Huntsman)
EBITDA from
49% share in
Talison JV
Pro-Forma
for a full year
Run-rate
synergies
on a
Pro-forma
basis
EV / EBITDA
with
Synergies:
11.3x

• Cost synergies of ~$100 million to be fully realized in 2016
» Eliminate redundant costs
» Transition back office services to low cost shared service centers
» Improve sourcing costs based on increased scale
» Leverage expertise to drive production synergies in extracting Bromine and Lithium
» High throughput experimentation capabilities in surface treatment and refinery and polyolefin catalysts businesses

Meaningful, Highly Executable Synergies

Financing Plan

•
$6.2B purchase price
»
Financing commitments from BofA Merrill Lynch:
o
$2.2B available cash
o
$1.5B debt financing
»
$2.5B Albemarle common stock (34.7 million new shares)
•
Rockwood $1.25B notes due 2020 to be guaranteed by Albemarle
•
3.5x pro-forma Net Debt-to-2014E EBITDA including synergies
•
Expect to maintain investment grade rating

Strong Free Cash Flow
•
$500M+ annual free cash flow
•
Focus on rapidly reducing leverage
•
CAPEX in the range of 4-6% of revenue
•
Remain committed to previously announced working capital reduction of $100M by 2015
•
Expects to maintain current annualized dividend of $1.10 per share
(1)
(1) 2015PF and Next 3-5 years FCF yield calculated using pro-forma market capitalization post Rockwood acquisition
(1)
$317
$282
$203
$275
$365
$500
$600-$900
3.0%
4.0%
5.0%
6.0%
7.0%
8.0%
9.0%
10.0%
$0
$200
$400
$600
$800
$1,000
2010A 2011A 2012A 2013A 2014PF 2015PF 3-5 years

•
Creates a premier specialty chemicals company with leading positions in attractive end markets around the world
• Accelerated growth potential across four, high-margin businesses –
lithium,
catalysts, bromine and surface treatment
•
Differentiated, performance-based, technologies driving innovative solutions
•
Capacity in place to serve future growth to drive improved profitability
•
Outstanding cash generation capacity supports rapid deleveraging, ongoing dividend and investments to drive future growth

Albemarle:
A Compelling Investment Opportunity

Appendix

Rockwood Overview

Source: Company information.
Note: USD in MM.
(1) Pro-Forma for all announced divestitures
(2) Includes Corporate and Other net sales of $126MM and $128MM, respectively for 2012 & 2013 and Adjusted EBITDA of ($16)MM and ($33)MM respectively for
2012 & 2013 respectively
(3) Please refer to company website for non-GAAP financial measure reconciliations.
Key Financials
(1)
2012A 2013A
Net Sales
(2)
$1,324  $1,378
Adjusted EBITDA
(2)
$321  $323
% Margin 24.2% 23.5%
Lithium (35% of 2013 Net Sales)
2012A 2013A
Net Sales $474 $479
Adjusted EBITDA $182 $182
% Margin 38.4% 38.0%
Surface Treatment (56% of 2013 Net Sales)
2012A 2013A
Net Sales $723 $770
Adjusted EBITDA $155 $174
% Margin 21.4% 22.6%
• Secure access to significant and diverse long term lithium reserves
» Second largest brine producer globally with operations in U.S.
and Chile
» Largest spodumene mine, with acquisition of 49% in Talison
• One of the lowest cost producers due to high quality brine (Chile)
• Integrated business model from resource to downstream specialty products
• Longest history in the business with experienced management
• Key customers: Bayer, Sygenta, DSM, Samsung and Umicore
• Key industries served: pharma, agriculture, batteries, plastics etc.
• Sole dedicated surface treatment business with significant global presence
• Portfolio approach for balanced and diversified customer base across size, industries and technologies
• Leading reputation for top customer service, technology knowhow and product innovation
• Low capex requirements; robust free cash flows
• Key customers: Airbus, ArcelorMittal, Ford, Daimler, Volkswagen and
Renault Nissan
• Key industries served: automotive, industrials, aerospace
• #2 Globally
• Excellent cash generation
• Solid market position
• #1 integrated global producer
• Lowest cost and most diversified resources
• Break-out potential

Albemarle Overview

Source: Company information.
Note: USD in MM.
(1)    Includes corporate overhead and excludes proposed divesture of antioxidant, ibuprofen and propofol businesses and assets and special and non-operating pension and OPEB items
(2) Excludes the impact of rare earth and the recently announced proposed divesture of antioxidant, ibuprofen and propofol businesses and assets
Key Financials
2012A 2013A
Net Sales
$2,519  $2,394
Adjusted EBITDA $684  $557
% Margin 27.2% 23.3%
Catalyst Solutions (40% of 2013 Net Sales)
2012A 2013A
Net Sales
(2)
$1,067 $1,002
Adjusted EBITDA
(2)
$309 $267
% Margin 29.0% 26.6%
Performance Chemicals (60% of 2013 Net Sales)
2012A 2013A
Net Sales
(2)
$1,451 $1,392
Adjusted EBITDA
(2)
$437 $361
% Margin 30.1% 25.9%
• Positioned to capitalize on mega-trends in rising fuel consumption, more stringent air quality mandates and growing consumerism
• Deep customer understanding
• Heavy investment in R&D
• Unparalleled network of partnerships and alliances
• Broad depth and experienced management team
• Key customers: Exxon Mobile, Shell, Dow, LG, Samsung
• Key industries served: oil refineries, automotive, plastics etc.
• Secure access to significant and diverse long term bromine reserves
• Recent capacity additions providing flexibility and beginning to pay dividends
• Broad product portfolio for widest range of electrical and electronic applications across all markets
• Strong growth driven by global energy demand, increased deep water drilling, mercury control  and food safety standards, growing data traffic and  more complex automotive electronics
• Key industries served: drilling and oil service, agriculture, pharmaceutical, water treatment, chemical processing, semiconductor makers
• #1 Bromine Producer
• Excellent cash generation
• #1 in Refinery Catalysts
• #2 in Polyolefin Catalysts
• Excellent cash generation
(1)

Additional Information
Important Information for Stockholders and Investors
Nothing in this document or the discussions that follow shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of
Albemarle or Rockwood or a solicitation of any vote or approval. In connection with the proposed transaction, Albemarle and Rockwood will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange
Commission (“SEC”), and Albemarle will file a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY
AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND
ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO)
REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION. Stockholders and investors will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Albemarle and Rockwood, without charge, at the SEC's Internet site (http://www.sec.gov).
Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana
70801, USA, Attention: Investor Relations, Telephone: +1 (225) 388-7322, or to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New
Jersey 08540, USA, Attn: Investor Relations, Telephone +1 (609) 524-1101.
Participants in Solicitation
Albemarle, Rockwood, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Albemarle’s directors and executive officers is available in its proxy statement filed with the SEC by Albemarle on March 28, 2014, and information regarding Rockwood’s directors and executive officers is available in its proxy statement filed with the SEC by Rockwood on March 28, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.